July 29, 2016

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Anu Dubay

Re: Pear Tree Funds
File Nos. 333-102055 and 811-03790

Ladies and Gentlemen:

We serve as counsel to Pear Tree Funds, a Massachusetts business trust (the "Registrant") and an investment company currently registered with the Commission under the Investment Company Act of 1940, as amended (the "1940 Act").  On July 12, 2016, you provided us with certain oral comments from the Staff of the Commission to the Registrant's Post-Effective Amendment (the "Amendment") to its Registration Statement on Form N-1A (the "Registration Statement"), amendment no. 57 under the Securities Act of 1933, as amended (the "Securities Act"), and amendment no. 59 under the 1940 Act.  The Amendment was filed with the Commission on June 2, 2016 under Rule 485(a)(1) under the Securities Act.  We are responding on behalf of the Registrant to those comments.

Each of your comments is printed below in italics.  The Registrant's response follows in regular type.

1. For all funds that rely on Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i) under the 1940 Act for purposes of complying with Section 35(d) of the 1940 Act (i.e., the "80-percent test") and which invest in derivatives, please confirm that for purposes of complying with Rule 35d-1(a)(2)(i), derivatives are valued at marked-to-market rather than at their notional value.

The Registrant confirms that with respect to all Funds that rely on Rule 35d-1(a)(2)(i) or Rule 35d-1(a)(3)(i), that is, all Pear Tree Funds other than Pear Tree Quality Fund ("Quality Fund"), derivatives are valued using their present market value or fair value (i.e., "marked-to-market") rather than their notional value.

To the section "Additional Information About Investment Objectives, Strategies and Risk-Principal Investment Strategies Common to All Pear Tree Funds-Derivatives," the Registrant has added a statement to that effect.

2. With respect to the description of the principal investment strategy of Pear Tree Polaris Small Cap Fund ("Small Cap Fund"), please state the approximate date of when the identified benchmark was last rebalanced.

To the summary and statutory portions of the prospectus describing the principal investment strategies of Small Cap Fund, the Registrant has included the approximate date of the most recent rebalancing of Small Cap Fund's benchmark index, as well as updated the amounts of the highest and lowest capitalizations of companies in the index, as reported by the index sponsor.

3. Does each of Small Cap Fund and Quality Fund invest more than 5 percent of its net assets in shares of emerging markets small cap companies?  If so, please disclose.

Neither Small Cap Fund nor Quality Fund, as part of its principal investment strategies, regularly invests more than 5 percent of its net assets in securities of emerging markets small cap companies.  Each fund, however, may from time to time hold more than 5 percent of its net assets in securities of emerging markets small cap companies in a manner consistent with its investment policies.

4. The financial statements for each of Small Cap Fund, Quality Fund, Pear Tree PanAgora Emerging Markets Fund ("Emerging Markets Fund"), Pear Tree Polaris Foreign Value Fund ("Foreign Value Fund"), and Pear Tree Polaris Foreign Value Small Cap Fund ("Foreign Value Small Cap Fund") included in the Registrant's most recent Certified Shareholder Report filed on Form N-CSR on June 2, 2016  (Accession No. 0000722885-16-000082) show that the fund invests approximately 18 percent to more than 40 percent of its total net assets in one industry sector or in each of more than one industry sector.  In the descriptions of each fund's principal investment strategy, disclose that the fund is investing in those industry sectors and add corresponding risk disclosure to the descriptions of each fund's principal investment risks.

The Registrant respectfully declines to make the changes as requested.  The Registrant believes that its current disclosure with respect to each fund's investments in certain industry sectors is consistent with Item 9(b), instruction 4 to Form N-1A.  Item 9(b), instruction 4 requires an open-end management company, such as each fund, to "[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries . . . ."  None of those funds, however, has a policy as part of its principal investment strategy to concentrate in the securities of any particular industry or groups of industries.  The fact that from time to time a fund's aggregate investments in the securities of issuers in a particular industry may approach 25 percent of the fund's net assets is not evidence that the fund has a policy to concentrate its investments in a particular industry.

5. The manager's commentary accompanying the financial statements for Small Cap Fund included in the Registrant's most recent Certified Shareholder Report filed on Form N-CSR on June 2, 2016 (Accession No. 0000722885-16-000082) showed that Small Cap Fund had as of March 31, 2016 approximately 40.2 percent of its total net assets invested in the "Financial Services" sector.  In the Funds' statement of additional information, Small Cap Fund purports to have a fundamental investment policy that imposes an industry-concentration limit of 25 percent of total assets.  State whether Small Cap Fund's investments in the financial services sector exceed its industry-concentration limit or explain why they do not.

Included within "Financial Services" in the manager's commentary accompanying Small Cap Fund's financial statements for the year ended March 31, 2016 are Small Cap Fund's investments in commercial banks (21.7 percent), capital markets (1.7 percent), insurance (1.6 percent), real estate management and development (0.1 percent), and real estate investment trusts (REITS) (15.1 percent), which in the aggregate comprised approximately 40.2 percent of Small Cap Fund's total net assets as of that date.  For purposes of applying its industry-concentration limit, however, Small Cap Fund does not include real estate management and development or REITS as financial services.  Without those two categories of investments, "Financial Services" holdings would have been only 25.0 percent, or at the permissible limit of Small Cap Fund industry concentration.

Going forward, the Registrant will not include in "Financial Services" in the management commentary accompanying Small Cap Fund's financial statements those securities issued by real estate management and development companies or REITS, but will include them in a separate category.

6. With respect to the fee table with respect to each of Quality Fund and Emerging Market Fund, in describing the fee waiver/expense reimbursement arrangement applicable to the fund, include a description of who can terminate the arrangement and under what circumstances, in conformity with Instruction 3(e) of Item 3 of Form N-1A.

The Registrant has made the change as requested.

7. With respect to Quality Fund, confirm that small cap securities comprise less than 5 percent of the fund's net assets.  If they comprise at least 5 percent of Quality Fund's net assets, include in the description of the fund's principal investment risks the risks of investing in small cap securities.

Quality Fund, as part of its principal investment strategy, does not invest more than 5 percent of its net assets in securities of small cap companies.  The fund, however, may from time to time hold more than 5 percent of its net assets in securities of small cap companies in a manner consistent with its investment policies.

8. With respect to Emerging Market Fund and Pear Tree PanAgora Risk Parity Emerging Markets Fund ("Risk Parity Fund"), the Registrant has included in the prospectus as a principal investment risk the risks of "Growth and Value Stock Investing."  In the section of the prospectus describing the fund's principal investment strategies, describe how the fund invests in growth and value stocks.

The Registrant respectfully declines to make the changes as requested.  The Registrant believes that its current disclosure with respect to the principal investment strategies of each of Emerging Markets Fund and Risk Parity Fund is consistent with Item 9(b), instructions 1 and 2 to Form N-1A.  In particular, the sub-adviser to Emerging Markets Fund and Risk Parity Fund, in implementing each fund's investment strategies, does not differentiate within the fund's universe of potential securities those securities that may be characterized as "growth stocks" or "value stocks."  That said, from time to time, a fund's portfolio may include positions in growth stocks that are significantly larger than its positions in value stocks such that the fund would have certain risk characteristics of a growth fund.  Similarly, from time to time, a fund's portfolio may include positions in value stocks that are significantly larger than its positions in growth stocks such that the fund would have certain risk characteristics of a value fund.

9. With respect to each of Foreign Value Fund and Foreign Value Small Cap Fund, the prospectus states that each fund may invest in "rights derivative of or convertible into common stocks."  Do those rights include contingent convertible capital instruments, that is, bonds that convert into equity securities of the issuer (and otherwise known as "CoCos")?  If so, include in the description of each fund's principal investment risks the risks of investing in those types of securities.

Each of Foreign Value Fund and Foreign Value Small Cap Fund typically invest approximately 95 percent of its net assets in common stocks (and in the case of Foreign Value Small Cap Fund, in preferred stock), with the remainder in cash and cash equivalent instruments.  Neither, as a general matter, invests in contingent convertible capital instruments.

10. With respect to Foreign Value Fund, in the prospectus description of the investment strategy, state that the fund invests in emerging market securities.

The Registrant has made the change as requested.

11. With respect to Foreign Value Small Cap Fund, if the fund invests as part of its principal investment strategy in securities of issuers located in emerging markets, include that fact in the descriptions of the fund's principal investment strategy and principal investment risks.

The Registrant has made the change as requested.

12. With respect to Small Cap Fund, confirm that the fund includes in the portion of the fund's portfolio reserved for the securities of small-cap companies (i.e., the portion comprising at least 80 percent of the fund's net assets in conformity with Rule 35d-1(a)(2)(i) under the 1940 Act) securities that at the time of initial acquisition were issued by small cap companies but at the time of subsequent acquisition were not.

The Registrant confirms that Small Cap Fund includes in that portion of its portfolio reserved for the securities of small-cap companies, securities of companies that at the time of initial acquisition were issued by small cap companies but at the time of subsequent acquisition were not.

13. Please identify upon which sub-section of Section 12(d) of the 1940 Act is Emerging Markets Fund relying with respect to its investment in Risk Parity Fund.

Emerging Markets Fund is relying on Section 12(d)(1)(G) of, and Rule 12d1-2 under, the 1940 Act.  The Registrant notes that the Emerging Markets Fund holds only Institutional Class Shares of Risk Parity Fund, which do not apply any sales load and do not have any 12b-1 or shareholder services fee.

14. Have the Trustees of the Pear Tree Funds considered whether the investment manager and the sub-adviser to Emerging Markets Fund and Risk Parity Fund are being paid twice with respect to the same advice as a result of Emerging Markets Fund's investment in Risk Parity Fund?

The investment manager and the sub-adviser to Emerging Markets Fund and Risk Parity Fund each is waiving its investment management or sub-advisory fees to which it is otherwise entitled from Emerging Markets Fund with respect to that portion of Emerging Markets Fund that is invested in Risk Parity Fund.  Thus, neither the investment manager nor the sub-adviser to Emerging Markets Fund and Risk Parity Fund currently is being paid twice with respect to the same advice as a result of Emerging Markets Fund's investment in Risk Parity Fund.  Moreover, the Trustees have adopted policies and procedures to address possible conflicts of interest the investment manager may have in determining the amount of Emerging Markets Fund assets to invest in Risk Parity Fund.

15. In the prospectus section "Management of Pear Tree Funds-The Sub-Advisers and Portfolio Management-Pear Tree Quality Fund," state that the identified portfolio manager is primarily responsible for the day-to-day management of the portfolio.

The Registrant has made the change as requested, with the clarification that the actual composition of the Quality Fund portfolio is determined by the investment manager's investment committee.

16. In the prospectus section "Management of Pear Tree Funds-The Sub-Advisers and Portfolio Management-Pear Tree PanAgora Emerging Markets Fund and Pear Tree PanAgora Risk Parity Emerging Markets Fund," state that the identified portfolio managers are primarily, as well as jointly, responsible for the day-to-day management of the portfolio.

The Registrant has made the change as requested.

17. In the prospectus section "Management of Pear Tree Funds-The Sub-Advisers and Portfolio Management-Pear Tree Polaris Small Cap Fund, Pear Tree Polaris Foreign Value Fund, and Pear Tree Polaris Foreign Value Small Cap Fund," state that the identified portfolio managers are jointly responsible for the day-to-day management of the portfolio, and state who is primarily responsible.

The Registrant has made the change as requested.  The Registrant notes that the lead portfolio manager currently is identified for each of those funds.

18. In the prospectus section "Management of Pear Tree Funds-Management and Sub-Advisory Fees-Trustee Approval," revise the disclosure to state that the detailed discussion of the factors considered by the Trustees in approving the management and sub-advisory agreements is included in the funds' semi-annual report for the period ended September 30, 2015 rather than September 30, 2014.

The Registrant has made the change as requested.

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Please call me at (617) 338-2961 if you have any question or if you would like to discuss this matter further.

Very truly yours,

/s/John Hunt

 John Hunt

JH/hex
Cc: Lori Wessels